Exhibit 99.1

Roche Announcement

As you know, the evening of January 24, 2012, Roche publicly announced its intent to acquire all outstanding shares of illumina. We’ve publicly responded to their announcement through a press release that was issued shortly after that. Below is a Q&A that I thought might be helpful to you at this time.

•	Is the Company up for sale?

No. Our Board did not solicit this proposal but, consistent with its fiduciary duties and responsibilities, and in consultation with its financial and legal advisors, the Company’s Board will thoroughly review the proposal and make a recommendation to stockholders in due course that our Board believes is in the best interests of illumina stockholders.

•	Do you expect Roche will come back with a better proposal or higher offer?

We can’t speculate on that.

•	Would you consider merging with someone else as a responsive move?

We are not able to comment on any specific actions that the Board may undertake.

•	Is Roche a significant shareholder of Illumina? How long has it held a position?

We do not believe Roche owns a significant number of shares of illumina.

•	How does this affect me?

You can expect business as usual at illumina. We should continue to focus on doing what we do best – innovating, executing on our strategies, and providing our customers with the same high-quality products and superior service they have become accustomed to receive from illumina.

•	If Roche gains control of illumina, will there be additional layoffs? Will my benefits change?

It is far too premature to begin speculating about that sort of thing.

•	If Roche gains control of illumina, what will happen to my unvested stock options/RSUs?

It is far too premature to begin speculating about that sort of thing.

•	What should I tell customers?

Customers should know that we do not expect this situation to impact them. We remain fully committed to meeting – and exceeding – their needs and expectations.

•	How does this impact our suppliers?

It is business as usual. This development should not impact our suppliers.

•	What should I do if I have more questions?

Please do not hesitate to contact me, Christian or Marc Stapley with any questions or concerns.

I understand that some of you have also asked questions about the Rights Plan (“poison pill”) our Board adopted yesterday. On the next page you will find a Q&A about that.

Thanks everyone for your continued hard work.

Jay

•	What is a Stockholder Rights Agreement?

This is a common measure that many companies undertake at various times for various reasons. Illumina is taking it now to ensure that our stockholders receive fair treatment and protection in connection with any proposal or offer to acquire the Company, including the proposal announced by Roche. The Rights Agreement will provide stockholders with adequate time to properly assess any such proposal or offer without undue pressure, while safeguarding their opportunity to realize the long-term value of their investment in the Company.

Generally, in a stockholder rights agreement, a company issues rights to existing stockholders to acquire a large number of new securities if any entity acquires a certain percentage of the company’s total stock. It provides stockholders (other than the bidder) with rights to buy more stock in the event of an attempted control acquisition.

•	What does the implemented Plan outline specifically?

Under the announced Rights Agreement, with certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the Company’s common stock, then each Right not owned by such beneficial owner will entitle its holder to purchase, at the Rights’ then-current exercise price, shares of the Company’s common stock having a market value of twice the Rights’ then-current exercise price. In addition, with certain exceptions, if, after any person has become a beneficial owner of 15% or more of the Company’s common stock, the Company becomes involved in a merger or other business combination, each Right will entitle its holder (other than such 15% or more beneficial owner) to purchase, at the Right’s then-current exercise price, common shares of the acquiring company having a value of twice the Rights’ then-current exercise price.

Additional details about the Rights Agreement are contained in a Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”).

•	Why did the Board take this action? Did Illumina take this action in response to Roche’s unsolicited offer?

The Board implemented the Rights Agreement to ensure that our stockholders receive fair treatment and protection in connection with any proposal or offer to acquire the Company, including the proposal announced by Roche. The Rights Agreement will provide stockholders with adequate time to properly assess any such proposal or offer without undue pressure, while safeguarding their opportunity to realize the long-term value of their investment in the Company.

•	Doesn’t putting a poison pill in place now show entrenchment of the Board/management?

The Board is committed to acting in the best interests of stockholders and believes this action is appropriate in light of Roche’s announcement. The Rights Agreement will provide stockholders with adequate time to properly assess any acquisition proposal without undue pressure, while safeguarding their opportunity to realize the long-term value of their investment in the Company.

•	Didn’t Illumina have a poison pill previously? When did it expire and why?

It expired under its own terms in May of last year.

•	When will this poison pill expire?

The Rights Agreement has a term of 5 years, but the Board can unilaterally terminate the Rights Agreement and can modify it in order to enter into a consensual transaction.

•	Do stockholders need to approve the poison pill? If so, when will the vote be held?

No, stockholders do not need to approve the Rights Plan.

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FORWARD-LOOKING STATEMENTS

This communication may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (i) our ability to develop and commercialize further our sequencing, BeadArray™, VeraCode®, Eco™, and consumables technologies and to deploy new sequencing, genotyping, gene expression, and diagnostics products and applications for our technology platforms, (ii) our ability to manufacture robust instrumentation and consumables, and (iii) significant uncertainty concerning government and academic research funding worldwide as governments in the United States and Europe, in particular, focus on reducing fiscal deficits while at the same time confronting slowing economic growth; (iv) risks and uncertainties relating to the possible transaction; and (v) other factors detailed in our filings with the Securities and Exchange Commission, including our most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. We undertake no obligation, and do not intend, to update these forward-looking statements.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Illumina, Inc. (“Illumina”) has commenced at this time. If a tender offer is commenced, Illumina may file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by Illumina that is required to be mailed to stockholders will be mailed to stockholders of Illumina. INVESTORS AND STOCKHOLDERS OF ILLUMINA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Illumina through the web site maintained by the SEC at http://www.sec.gov. In addition, Illumina may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Illumina. INVESTORS AND SECURITY HOLDERS OF ILLUMINA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Illumina through the web site maintained by the SEC at http://www.sec.gov.

In addition, this document and other materials related to Roche’s unsolicited proposal may be obtained from Illumina free of charge by directing a request to Illumina, Inc., Attn: Investor Relations, Kevin Williams, MD, kwilliams@illumina.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Illumina and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Illumina’s directors and executive officers in Illumina’s Annual Report on Form 10-K for the year ended January 2, 2011, which was filed with the SEC on February 28, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on March 24, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

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